Direct Phone:	617.951.8000
Direct Fax:	617.951.8736

April 29, 2008

Effie Simpson, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Force Protection, Inc.
Form 8-K filed March 24, 2008
File No. 1-33253

Dear Ms. Simpson:

On behalf of our client, Force Protection, Inc., a Nevada corporation (the “Company”),  set forth below are the responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in the letter dated March 31, 2008 (the “Comment Letter”) with respect to Current Report on Form 8-K, File No. 1-33253 filed on March 24, 2008 (the “Form 8-K”).  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.

1.                                         Please file an amended Form 8-K/A via Edgar, that includes all of the required disclosures of Item 304 of Regulation S-K.  The disclosure should specifically state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

Response:  The Company respectfully submits that during the past two fiscal years and during any subsequent interim period through the date of resignation, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

For the Staff’s reference, below please find a timeline of the engagement of the Company’s auditors during the past two fiscal years:

Auditor	Engaged	Departure	Reports Issued

Elliott Davis, LLC	November 10, 2006, engaged for the fiscal year ending December 31, 2007	March 18, 2008, resigned	No report issued

Jaspers+ Hall, P.C.	Prior to December 31, 2004	November 10, 2006 dismissed, effective upon completion of the audit of the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2006	Issued reports for the fiscal years 2004, 2005 and 2006

As indicated in the Form 8-K, there were no disagreements with Elliott Davis, LLC regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure which disagreements if not resolved to the satisfaction of Elliott Davis, LLC, would have caused them to make reference thereto in their report on the consolidated financial statements for 2007.  Elliott Davis, LLC was not the Company’s auditors for any period prior to 2007, and did not issue a report for the fiscal year ended December 31, 2007.  In addition, the Company submits that there have been no disagreements with Elliott Davis, LLC regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure during any subsequent interim period through the date of resignation.  Therefore, as previously discussed with members of the Staff, the Company believes that an amendment to the Form 8-K is not warranted and therefore has not filed an amendment to the Form 8-K.

2.                                      Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e., internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of resignation.  We note the material weaknesses disclosed are from the Company’s Form 12b-25.

Response:  In response to the Staff’s comment, the Company notes that, as disclosed in the Form 8-K, “Elliott Davis, LLC advised the Company that, due to the material weaknesses reported by the Company in the Form 12b-25 filed on March 3, 2008 in conjunction with the condition of the Company’s records and turnover of key personnel, there is a significant risk of material misstatements and, in the professional judgment of Elliott Davis, LLC, the Company is lacking the internal controls necessary to be able to develop reliable financial statements at this time.”  The Company supplementally submits that Elliott Davis, LLC did not advise the Company with respect any reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K.

At the time of Elliott Davis, LLC’s resignation, the Company had not completed its report on internal controls for the financial period ended December 31, 2007 and as a result, Elliott Davis, LLC was unable to issue an assessment or opinion with respect to such report.  As disclosed in the Form 12b-25, the material weaknesses described in the Form 12b-25 were based only on the Company’s partial assessment of its internal control over financial reporting and the Company may identify additional material weaknesses, other than those disclosed, when the assessment is completed.  The Company had provided its partial assessment to Elliott Davis, LLC prior to their resignation.   Elliott Davis, LLC did not advise the Company with respect to the Company’s partial assessment during the two most recent fiscal years and subsequent interim period through the date of resignation (and Elliott Davis, LLC was engaged as the Company’s auditors for only part of fiscal year 2007 and did not issue an audit report with regard the Company’s financial statements).

Therefore, the Company believes that an amendment to the Form 8-K is not warranted and therefore has not filed an amendment to the Form 8-K in response to this comment.

3.                                  In detail, supplementally describe the nature of each fiscal year 2007 reportable events and the amounts involved, if any.  Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

Response:  In response to the Staff’s comment, as disclosed in the Form 8-K, the Company has not yet completed its assessment of its internal control for the year ended December 31, 2007.

As noted in the Form 12b-25, the Company does anticipate that the material weaknesses identified may not be fully corrected during the first fiscal quarter of the 2008.  In addition, the Company is still in the process of identifying all the material weaknesses, and the Company cannot provide any assurances at this time about when any newly identified material weaknesses may corrected.

The Company will disclose in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 how the Company intends to remediate its material weakness and to improve its internal control deficiencies, the plan and procedures to be implemented to correct such material weakness and the status of such plan and procedures.

4.                                         Please provide us with a schedule of your 2006 fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.

Response:  Given that the Company has previously restated its financial statements for the period ended December 31, 2006 and the Company previously discussed such restatement with the Staff at the time of such restatement, as previously discussed with members of the Staff, the Company does not believe that the provision of such information is necessary at this time.  If the Staff disagrees, the Company will provide the requested information.

5.                                  Provide us with any letter or written communication to and from former accountants regarding any disagreements or reportable events to management or the Audit Committee.  Provide for both 2006 and 2007.

Response:  In response to the Staff’s comment, the Company submits that there were no letters or other written communication to and from Elliott Davis, LLC and the Company’s management or the Audit Committee regarding any disagreements or reportable event at any time, including both 2006 and 2007.  (and Elliott Davis, LLC was only engaged as the Company’s auditors for only part of fiscal year 2007).  For the Staff’s reference, Annex A attached hereto contains the letters from Elliott Davis LLC to the Audit Committee and management, each dated March 18, 2008, stating that Elliott Davis, LLC was resigning as the Company’s independent registered public accounting firm.

Exhibit 16

6.                                         Please file a new Exhibit 16 letter from your former accountant, indicating whether or not they agree with your revised disclosures in the Form 8-K/A.

Response:  In response to the Staff’s comment, the Company respectfully submits that the Exhibit 16 was filed with the Form 8-K.  As the Company is not filing an amendment to the Form 8-K, a new Exhibit 16 is not warranted and therefore has not been filed.

Other

7.                                         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  In response to the Staff’s comment, Annex B attached hereto contains a statement on behalf of the Company from Michael Moody, Chief Executive Officer and Francis E. Scheuerell, Jr., Interim Chief Financial Officer.

*                    *                  *

We would be grateful if the Staff would provide any comments at its earliest convenience so that we may provide any additional required responses.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.  Any questions regarding accounting issues may be addressed directly to Francis E. Scheuerell, Jr., Interim Chief Financial Officer, or Michael Moody, Chief Executive Officer & President, of the Company, at (843) 574-7000.

Respectfully submitted,

/s/ John J. Concannon III
John J. Concannon III

cc:	Bob Benton, U.S. Securities and Exchange Commission
Michael Moody, Force Protection, Inc.
Francis E. Scheuerell, Jr., Force Protection, Inc.
Lenna Ruth Macdonald, Force Protection, Inc.

ANNEX A

Correspondence with Elliott Davis, LLC

[ELLIOTT DAVIS, LLC LETTERHEAD]

March 18, 2008

Mr. John Day
Audit Committee
Force Protection, Inc.
9801 Highway 78, Building No. 1
Ladson, South Carolina 29456

Dear Mr. Day:

This is to notify you that the client-auditor relationship between Force Protection, Inc. (Commission File Number 000-22273) and Elliott Davis, LLC, independent registered public accounting firm, has ceased.

Very truly yours,

/s/ Elliott Davis, LLC

ELLIOTT DAVIS, LLC

cc:	PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561

[ELLIOTT DAVIS, LLC LETTERHEAD]

March 18, 2008

Mr. Michael Moody, Chief Executive Officer
Force Protection, Inc.
9801 Highway 78, Building No. 1
Ladson, South Carolina 29456

Dear Michael:

The material weaknesses reported by the Company in Form 12b-25 filed on March 3, 2008 in conjunction with the condition of the Company’s records and turnover of key personnel, give rise to a significant risk of undetected material misstatements. In our professional judgment, the Company is lacking the internal controls necessary to be able to develop reliable financial statements at this time, which prevents us from completing the audit and forming an opinion. Due to these circumstances, under the terms of our engagement letter, we are withdrawing from the engagement to audit the financial statements and internal controls over financial reporting for the year ended December 31, 2007 effective immediately.

Very truly yours,

/s/ Elliott Davis, LLC

ELLIOTT DAVIS, LLC

cc:	Mr. John Day
Audit Committee Chairman
Force Protection, Inc.

ANNEX B

April 29, 2008

Effie Simpson, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:                         Force Protection, Inc.

Form 8-K filed March 24, 2008 (the “Filing”)

File No. 1-33253

Dear Ms. Simpson:

The undersigned are Michael Moody, Chief Executive Officer & President of Force Protection, Inc. (the “Company”) and Francis E. Scheuerell, Jr., Interim Chief Financial Officer of the Company.  In response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated March 31, 2008, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Michael Moody
Name: Michael Moody
Title: Chief Executive Officer & President

/s/ Francis E. Scheuerell, Jr.
Name: Francis E. Scheuerell, Jr.
Title: Interim Chief Financial Officer